April 1, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed February 4, 2022
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated March 1, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 2 to Form F-1 filed February 4, 2022

Cover Page

1.	We note your response to our prior comment 1. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: The Company acknowledges the Staff’s comment and provided cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page.

Selected Condensed Consolidated Statements of Operations, page 6

2.	We have the following comments on your consolidating statements of operations presentation:

●	Please separately present the WFOE from your other subsidiaries;

●	Please explain why the current Subsidiaries column reflects no activity. Specifically address why, in accordance with the Exclusive Business Cooperation and Service Agreement described on page 87, the WFOE does not reflect the service fees that the VIE is obligated to pay WFOE; and

●	Your disclosures indicate the fee owed to the WFOE by the Zhongjin Operating Companies is “...determined to be pretax income after deducting relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards.” Please explain to us in more detail the “relevant costs and reasonable expenses” deducted from pretax income and how the resulting fee provides the WFOE with the right to receive benefits that could be potentially significant to the Zhongjin Operating Companies. In addition, please explain to us how the fee creates an obligation for the WFOE to absorb losses of the Zhongjin Operating Companies when the WFOE receives the fee.

Response: The Company acknowledges the Staff’s comment and updated the “selected condensed consolidated statements of operations” schedule on page 6 of the Amendment to separately present the WFOE from our other subsidiaries.

Additionally, we have updated the WFOE column to include service fee income from consulting services pursuant to the Exclusive Business Cooperation and Service Agreement. The “relevant costs and reasonable expenses” include operation expenses and income taxes incurred by the VIE in its day-to-day operations. The resulting fee amounted to approximately 100% of the Zhongjin Operating Companies’ net profit. Even though U.S. GAAP does not provide clear guidance on whether WFOE’s right to receive such benefits is “potentially significant”, we believe that 100% of the Zhongjin Operating Companies’ net profit is significant to the Zhongjin Operating Companies.

In addition, we have further determined that the fee does not create an obligation for the WFOE to absorb losses of the Zhongjin Operating Companies. Accordingly, we have deleted disclosure that we are obligated to absorb losses of the Zhongjin Operating Companies throughout the Amendments.

Selected Condensed Consolidated Balance Sheets, page 7

3.	Please expand your selected condensed consolidated balance sheets to provide a more comprehensive presentation of the consolidating assets and liabilities by ensuring the Subsidiaries column, WFOE column and VIE column include all intercompany activities and balances. Ensure such amounts are presented on a gross basis to enhance transparency. To the extent necessary, please provide footnote disclosures to indicate the nature of such activities and balances. To the extent necessary, please address this comment as it relates to your Selected Condensed Consolidated Cash Flows.

Response: The Company acknowledges the Staff’s comment and updated the “selected condensed consolidated balance sheet” on page 7 of the Amendment to provide a more comprehensive presentation of the consolidating assets and liabilities on a gross basis. Additionally, the Company has revised the footnote disclosures to include the nature of activities conducted by the WFOE, other subsidiaries of the Company and the balances outstanding. The Company has also amended the Selected Condensed Consolidated Cash Flows to present the cash flows of the WFOE and the other subsidiaries separately.

Financial Statements

Note 1 - Organization and Business Description

Reorganization, page F-7

4.	You disclose that the November 26, 2020 reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, Changzhou Zhongjin and its subsidiaries. Please revise your disclosures such that it does not imply that the Company holds the equity interest in Changzhou Zhongjin and its subsidiaries.

Response: The Company acknowledges the Staff’s comments and revised Note 1 of the consolidated financial statements as of and for the years ended September 30, 2021 and 2020.

5.	Please replace all references to "its" VIE with "the" VIE throughout the footnotes.

Response: The Company acknowledges the Staff’s comments and revised all references to “its” VIE with “the” VIE throughout the footnotes.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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